Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Quri Vodka Inc.
11321 NEWPORT BAY DR
BERLIN, MD 21811
https://www.qurivodka.com/

Up to $1,070,000.00 in Common Stock at $0.25
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Quri Vodka Inc.
Address: 11321 NEWPORT BAY DR, BERLIN, MD 21811
State of Incorporation: DE
Date Incorporated: July 08, 2020

Terms:

Equity

Offering Minimum: $10,000.00 | 40,000 shares of Common Stock
Offering Maximum: $1,070,000.00 | 4,280,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $0.25
Minimum Investment Amount (per investor): $199.50

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Company Perks*

Time-Based:

Friends and Family Early Birds

Invest within the first 48 hours and receive an additional 20% bonus shares

Super Early Bird Bonus

Invest within the first week and receive an additional 15% bonus shares

Early Bird Bonus

Invest within the first two weeks and receive an additional 10% bonus shares

Amount-Based:

$200 - $399.75

5% lifetime investor discount

$400 - $799.75

10% lifetime discount on Quri Vodka

$800 - $1,499.75

15% lifetime discount on Quri Vodka**

Exclusive access to new product***

$1,500 - $4,999.75

Quinoa Vodka Virtual Mixology class with founder Jonathan and mixologist +15% lifetime discount on Quri Vodka** + Exclusive access to any new products***

$5,000 - $9,999.75

5% bonus Shares + Beautiful gold mixology set including long mixology spoon, jigger, and cocktail shaker + Quinoa Vodka Virtual Mixology class with founder Jonathan and mixologist+ 15% lifetime discount on Quri Vodka** + Exclusive access to new product***

$10,000 - $34,999.75

10% bonus shares + 15% lifetime discount on Quri Vodka** + Exclusive access to new product*** + Beautiful gold mixology set including long mixology spoon, jigger, and cocktail shaker +Quinoa Vodka Virtual Mixology class with founder Jonathan and mixologist

$35,000+

20% bonus shares + 15% lifetime discount** on Quri Vodka + Exclusive access to new product*** + Beautiful gold mixology set including long mixology spoon, jigger, and cocktail shaker + Quinoa Vodka Virtual Mixology class with founder Jonathan and mixologist

*All perks occur when the offering is completed.

**Discount applies only to online orders directly from Quri website, and only for personal consumption, not for distribution.

***When and if Quri Vodka launches new products and flavors of vodka, investor will have exclusive access up to one month prior to release to the general public.

The 10% StartEngine Owners' Bonus

Quri Vodka will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of common stock at $0.25/ share, you will receive 110 shares of common stock, meaning you'll own 110 shares for $25. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

At QURI Vodka, Inc., our vision is to show the world our beloved country of Perú. Through our Premium Quinoa Vodka, our mission is to deepen our clients' love of adventure and desire to connect with a people and culture very different from their own. We will bring the world's most unique vodka from the most unique place in South America to the American Cocktail. The QURI vodka brand is fully developed with an award winning spirit and production underway, ready to enter the US market. We expect that QURI vodka will enter the U.S. market in 2021. We will begin developing revenue through digital online sales. Once our online revenue stream is developed, we intend to enter into retail, restaurant and bar outlets. While working to become an American household name we will strive to make the world a better place by supporting local Andean communities and cultivating a love of things that are different.

Competitors and Industry

Industry Overview

Overall USA Spirits Market

"The spirits industry also has plenty of reasons to celebrate as the category experienced accelerated growth for the 10th straight year, as supplier sales were up 5.3 percent, volume up 3.3. percent and retail sales totaled $90 billion in 2019, according to the Washington, D.C.-based Distilled Spirits Council of the United States (DISCUS)." (Source: https://www.bevindustry.com/articles/92981-spirits-grow-market-share-for-10th-straight-year)

Imported USA Spirits Market

Imported spirits grew 15.3% in value and 10.2% in volume in 2019 (Source: https://www.parkstreet.com/imports-and-exports-report-beer-spirits-wine/)

Competition

Fair Quinoa Vodka: Produced using Bolivian Quinoa in France, Fair trade certified. Distributed nationally throughout the USA, but not well known.

Grey Goose: Produced from French wheat in France. One of the world's most iconic brands. Distributed globally.

Tito's Handmade Vodka: Produced from corn in Texas. Number one sold vodka in the USA. Distributed everywhere in the USA.

Qino One Vodka: A vodka and wheat based vodka.

Current Stage and Roadmap

Current Development

QURI Vodka has developed the vodka formula, branding (designing, packaging and concept) and fully developing all supply chain relationships. We are currently entering competitions and winning awards.

QURI Vodka is pre-revenue and not currently distributed. The immediate next steps will be to import Quri Vodka to the United States and begin developing industry relationships and brand awareness.

<u>**Future Timeline**</u>

July 2021: Enter US market.

July 2021: Begin selling Quri Vodka through online home delivery retail outlets. We will be using digital marketing to generate sales, using Google and Facebook marketing to accurately target potential customers.

Q3 2021: Begin developing brick-and-mortar retail liquor store shelf placement in the south Florida region and New York City areas.

Q1 2022: Develop regional and national distribution. Once we've built our reputation and gained a foothold there, we will expand our efforts nationally through a dedicated sales team. At this time, we also intend to pursue various international online retailers.

The Team

Officers and Directors

Name: Jonathan Tourgee

Jonathan Tourgee's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer (CEO)
  Dates of Service: July 08, 2020 - Present
  Responsibilities: To manage and oversee all company business. This includes but is not limited to managing supply chain logistics, managing marketing efforts, investor relationships and developing business opportunities. Jonathan's Salary will be $50,000 for the first year starting January 1, 2021.

- **Position:** Director
  Dates of Service: July 08, 2020 - Present
  Responsibilities: Determines the Company's strategic objectives and policies. Monitors progress towards achieving the Company's objectives and policies.

Other business experience in the past three years:

- **Employer:** Tourgee and Associates Inc.
  Title: Chemical Process Engineer
  Dates of Service: October 01, 2016 - Present
  Responsibilities: Develop, design(engineer), and manage the chemical manufacturing process. This is part-time work only when they need extra help. It averages to less than 8 hours per month.

Name: Courtney Myers

Courtney Myers's current primary role is with Freelance Consulting. Courtney Myers currently services 4 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Financial Officer
  Dates of Service: September 01, 2020 - Present
  Responsibilities: Accounting, budgeting, developing sales forecasts and general financial decisions. Salary: $1,250 per month.

Other business experience in the past three years:

- **Employer:** Freelance Consulting
  Title: CPA
  Dates of Service: June 01, 2016 - Present
  Responsibilities: Accounting

Other business experience in the past three years:

- **Employer:** Small Batch Standard
  Title: Director of Operations
  Dates of Service: October 01, 2017 - February 01, 2019
  Responsibilities: Consultation for distillery and brewery startups and those in operation. Courtney oversaw sales projections, budgeting, accounting and financial advising to numerous distilleries and breweries.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company’s Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the alcohol beverage industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering common stock in the amount of up to $106,999.90 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our brand value. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be a commercialized product. It is possible that the failure to release our product is the result of a change in business model upon the Company making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Minority Holder; Securities with Voting Rights
The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we

sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
If we are able to commercialize our products, our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our products will fail to gain market acceptance for any number of reasons. If our products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Quri Vodka Inc. was formed on 07/08/2020. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Quri Vodka Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will ever be profitable or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, no customers, and no revenue. If you are investing in this company, it's because you think that Quri Vodka is a good idea, that the team will be able to commercially produce, and sell our product, that we can price it right and sell it to enough

peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render our trademarks unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

An increase in alcoholic beverage excise taxes could adversely affect financial results.

The federal government and all of the states levy excise taxes on alcoholic beverages. Individual states also impose excise taxes on alcoholic beverages in varying amounts, which have also been subject to change. If federal or state excise taxes are increased, the Company may need to increase its selling price to maintain its current projected margins, which may or may not be accepted by our customers.

Fluctuations in global markets could affect our business.
We rely on international trade to conduct our business. Changes in, but not limited too, shipping costs, international tariffs, and currency fluctuations could impact our business. If these events or others occur the Company may need to increase its selling price to maintain its current projected margins, which may or may not be accepted by our customers.

If our brand does not achieve widespread consumer acceptance, our growth may be limited.
Our brand is early in its growth cycle and has not yet achieved extensive brand recognition. Accordingly, if consumers do not accept our brand, we will not be able to penetrate our markets and our growth may be limited.

Class action or other litigation relating to alcohol abuse or misuse could adversely affect our business.
Companies in the beverage alcohol industry are, from time to time, exposed to class action or other litigation relating to alcohol advertising, product liability, alcohol abuse problems or health consequences from the misuse of alcohol. It is also possible that governments could assert that the use of alcohol has significantly increased government funded health care costs. Litigation or assertions of this type have adversely affected companies in the tobacco industry, and it is possible that we, as well as our suppliers, could be named in litigation of this type. Also, lawsuits have been brought in a number of states alleging that beverage alcohol manufacturers and marketers have improperly targeted underage consumers in their advertising. Plaintiffs in these cases allege that the defendants' advertisements, marketing and promotions violate the consumer protection or deceptive trade practices statutes in each of these states and seek repayment of the family funds expended by the underage consumers. While we have not been named in these lawsuits, we could be named in similar lawsuits in the future. Any class action or other litigation asserted against us could be expensive and time-consuming to defend against, depleting our cash and diverting our personnel resources and, result in significant harm to our business.

Regulatory decisions and legal, regulatory and tax changes could limit our business activities, increase our operating costs and reduce our margins.
Our business is subject to extensive regulation. This may include regulations regarding production, distribution, marketing, advertising and labeling of beverage alcohol and our other products. We are required to comply with these regulations and to maintain various permits and licenses. With respect to our alcoholic beverages, we are also required to conduct business only with holders of licenses to import, warehouse, transport, distribute and sell beverage alcohol products. We cannot assure you that these and other governmental regulations applicable to our industry will not change or become more stringent. Moreover, because these laws and regulations are subject to interpretation, we may not be able to predict when and to what extent liability may arise. Additionally, due to increasing public concern over alcohol-related societal problems, including driving while intoxicated, underage drinking, alcoholism and health consequences from the abuse of alcohol, various levels of government may seek to impose additional restrictions or limits on advertising or other marketing activities promoting beverage alcohol products. Failure to comply with any

of the current or future regulations and requirements relating to our industry and products could result in monetary penalties, suspension or even revocation of our licenses and permits. Costs of compliance with changes in regulations could be significant and could harm our business, as we could find it necessary to raise our prices in order to maintain profit margins, which could lower the demand for our products and reduce our sales and profit potential. Also, the distribution of beverage alcohol products is subject to extensive taxation. An, including, but not limited to, import taxes. The increase in taxation could significantly harm our sales revenue and margins, both through the reduction of overall consumption and by encouraging consumers to switch to lower-taxed categories of beverage alcohol.

Contamination of our products and/or counterfeit or confusingly similar products could harm the image and integrity of, or decrease customer support for, our brands and decrease our sales.
The success of our brand depends upon the positive image that consumers have of it. Contamination, whether arising accidentally or through deliberate third-party action, or other events that harm the integrity or consumer support for our brand, could affect the demand for our products. Contaminants in raw materials purchased from third parties and used in the production of our products or defects in the manufacturing could lead to low quality as well as illness among, or injury to, consumers of our products and could result in reduced sales. We may also be required to recall products in the event of contamination or damage. Also, to the extent that third parties sell products that are either counterfeit versions of our brand or brands that look like our brand, consumers of our brand could confuse our products with products that they consider inferior. This could cause them to refrain from purchasing our brand in the future and in turn could impair our brand equity and adversely affect our sales and operations.

Risks of Borrowing.
We currently have an outstanding loan due to our founder in the amount of $27,516. We may, in the future, have to seek loans from financial institutions or other Individuals in the future. Typical loan agreements might contain restrictive covenants which may impair our operating flexibility, and may require us to provide a security interest in our assets. The inability to pay of these obligations could have a material adverse effect.

The subscription agreement includes an exclusive venue provision.
Our Certificate of Incorporation includes a forum selection provision that requires any claim against us to be brought in a court of competent jurisdiction in the State of Delaware. This forum selection provision may limit investors’ ability to bring claims in judicial forums that they find favorable to such disputes and may discourage lawsuits with respect to such claims, as investors may be compelled to travel to Delaware to prosecute or defend any claims involving us.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Jonathan Edward Tourgee	8,000,000	Common Stock	100.0

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 4,280,000 of Common Stock.

Common Stock

The amount of security authorized is 25,000,000 with a total of 10,000,000 outstanding.

Voting Rights

1 vote per share

Material Rights

2,000,000 shares are authorized yet remain unissued and reserved for future employee options. These are included in the 10,000,000 shares outstanding.

What it means to be a minority holder

As a minority holder of common stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $80.00
  Number of Securities Sold: 8,000,000
  Use of proceeds: General Operations
  Date: July 17, 2020
  Offering exemption relied upon: Founder stock issuance

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2020

The following discussion is based on our reviewed, but not financially audited operating data.

Revenue

Quri Vodka Inc. is currently pre-revenue. Therefore there was no reported revenue in 2020.

Cost of sales

Quri Vodka Inc. is currently pre-revenue. Therefore there was not reported Costs of Sales in 2020.

Gross margins

Quri Vodka Inc. is currently pre-revenue. Therefore there was no Gross Margin in 2020.

Expenses

Operating Expenses

General and administrative $7,539

Sales and Marketing $5,722

Total Operating expenses $13,261

Interest Expenses $271

Total Expenses $13,532

Historical results and cash flows:

Quri Vodka Inc. was founded in July of 2020. It has fully developed a product and supply chain. However, Quri Vodka Inc. is still in the pre-revenue stage and has yet to realize any revenue. Therefore, investors should understand that any previous financial standings are not representative of future results.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of the end of December 2020, we had $14,336 in cash, which is from the proceeds of a shareholder loan and a very small portion ($80.00) from the sale of equity at par value.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The aforementioned capital resources will be used entirely for raising capital through equity crowdfunding. Any capital raised beyond that will then be used for operations and marketing expenses. The funds raised during this campaign are critical to the future of the company. Currently, we are not actively seeking other capital resources outside of this offering.

Are the funds from this campaign necessary to the viability of the company? (Of the total

funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

Money raised in this offering is necessary for our future operation. If the minimum $106,999.90 is raised it will consist of 87% of our capital resources.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

Raising the minimum $10,000 would not be sufficient for us to enter the U.S. market. Operationally we would be capable of producing a small quantity of product and bringing it to market. However, with such little resources to go towards marketing, we likely would not be capable of developing enough brand recognition to continue operations.

How long will you be able to operate the company if you raise your maximum funding goal?

We have budgeted and planned that when we raise the maximum $1,070,000 we will certainly be able to operate through to the year 2021, even if no revenue is generated. However, we believe revenue will begin in the middle of June 2021.

Expected COGs 2021

*Cost of Goods sold $34,000

- Note: Quri Vodka Inc. contracts Boozios Liquors SAC (a distillery corp. based in Peru) to handle the production of Quri Vodka, the liquid and bottling of the liquid. The CEO and founder of Quri Vodka Inc. is a substantial owner (over 20%) of Boozios Liquors SAC.

*Importation, Excise Taxes (state and federal), Warehousing, and distribution $20,420

*Marketing $ 65,000

*Salary $50,000

*Legal/Accounting: $13,500

*Business Insurance: $2,500

*Other Expenses [including but limited to offices expenses(software), minor travel expenses, business registration, tools, & website expenses): $3,000

Excepted 2021 Cash outflow Total: $ 189,000

*Note - Quri Vodka Inc. is pre-revenue as of March 1, 2021. We believe we will begin to generate revenue in June 2021.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

No.

Indebtedness

- **Creditor:** Jonathan Tourgee
  Amount Owed: $27,788.00
  Interest Rate: 5.0%
  Maturity Date: October 20, 2025

Related Party Transactions

- **Name of Entity:** Boozios Liquors SAC (Perú)
  Names of 20% owners: Jonathan Edward Tourgee
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Producer of finished Product, Quri Vodka.
  Material Terms: Boozios Liquors SAC, produces the liquid Quri Vodka, bottles, packs and palletizes the finished product. Quri Vodka Inc. is financially responsible for the purchase and shipment of bottles and tops. Boozios Liquors SAC is financially responsible for the purchase of all materials necessary for production of the liquid, the cost of the production of the liquid, purchase of cardboard cases and palletization costs. Quri Vodka Inc. will be responsible for the finished product ex works (meaning once the finished product leaves the Boozios Liquors SAC facility), including but not limited to transport to sea shipping center, sea transportation, importation and warehousing at final destination. For the before mentioned services Boozios Liquors SAC will charge Quri Vodka Inc. a nominal fee per case (subject to change, with fluctuations in supply, production costs and foreign monetary exchange rates).

- **Name of Entity:** Jonathan Tourgee
  Relationship to Company: Director
  Nature / amount of interest in the transaction: 5.0% per annum
  Material Terms: Jonathan promises to loan $27,516.14 to the Corporation. The loan is repayable in full on October 20 June 2025. The loan bears an interest rate of 5.0% per annum.

Valuation

Pre-Money Valuation: $2,500,000.00

Valuation Details:

Valuation Disclaimer

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed:

(i) all preferred stock, if any, is converted to common stock;

(ii) all outstanding options, warrants, and other securities, if any, with a right to acquire shares are exercised; and

(iii) any shares reserved for issuance under a stock plan, if any, are issued.

It should be noted that the valuation methods were conducted internally by Quri Vodka Inc. To determine the valuation, the Market Comparables Method was used.

Market Comp. Valuation: Market comp. valuation looks at similar companies, whom raised similar capital, in similar ways. After several companies with similar capital raises are found, comparative analysis can begin. First, were the companies successful or not? Do they have attributes that are stronger or weaker than Quri Vodka Inc?

Fortunately, there are many distilleries and spirit brands that have run Reg CF+ campaigns on StartEngine. It was found that quite a few of these brands have raised the full $1.07M and were successful, with valuations ranging from $4.5 million to $32 million. Three companies with similar attributes to Quri Vodka Inc. were used to determine the valuation of Quri Vodka Inc.; One Roq vodka, PaQuí tequilla, Clear Water Distilling.

Comparable Companies

Name Valuation (Prev. Yr) Rev. Net Profit Total Assests

One Roq[1]

$10,000,000.00 $25,418 $ -48,980 $71,312

PaQuí[2]

$7,999,377.32 $53,553 $ -330,190 $56,225

Clear Water Distilling[3]

$7,502,974.99 $0.00 $-20,270 $46,569

Quri Vodka

$7,000,000.00 $0.00 $0.00 $23,472.81(as of Sept. 1, 2020)

The median valuations were around $7.5M to 8.0M. These companies possessed some strengths and some weaknesses over Quri Vodka. Their strengths were time in the market, usually 1-2 years and better-developed teams. Their weaknesses were often very low sales volume (even for some companies with 5+ years in the market) which is a greater negative than being pre-revenue (showing a lack of market interest), and lack of product uniqueness and quality of branding that Quri Vodka possesses. The strengths and weaknesses appear to be well balanced. Therefore, it was determined that Quri Vodka would fit well within a similar valuation, but below the spectrum of $7.5-$32 Million due to lack of revenue. A valuation of $7.0 Million has been selected for Quri Vodka Inc.

Sources:

1. https://www.sec.gov/Archives/edgar/data/1755802/000166516018001086/offeringmemoformc.pdf

2.
https://www.sec.gov/Archives/edgar/data/1790595/000166516019001218/offeringmemoformc.pdf

3.https://www.sec.gov/Archives/edgar/data/1785581/000166516019001017/offeringmemoformc.pdf

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%
- *Operations*
  96.5%
  Capital for operations will go towards production materials.

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%
- *Marketing*
  30.0%
  Marketing Capital will be used to develop a digital marketing sales funnel. It will begin with building brand awareness/recognition, through blogs, posts, building an email list and adspend. The second step will be growing a loyal following and develop sales. This will include retargeting advertising and developing word of mouth marketing.
- *Operations*
  66.5%
  Operations will include purchase of production materials (bottles, tops, neck label, production), shipping/logistics, salary, importation/warehousing expenses and excise taxes. Note: Quri Vodka Inc. contracts Boozios Liquors SAC (a Peruvian based distillery/corporation) to handle the production of Quri Vodka the liquid and bottling of the liquid. The CEO and founder of Quri Vodka Inc. is a substantial owner (over 20%) of Boozios Liquors SAC.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation

Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.qurivodka.com/ (https://www.qurivodka.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/qurivodka

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Quri Vodka Inc.

[See attached]

QURI VODKA INC.

FINANCIAL STATEMENTS
FROM INCEPTION (JULY 8, 2020) YEAR ENDED DECEMBER 31, 2020
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Quri Vodka Inc.
Berlin, MD

We have reviewed the accompanying financial statements of Quri Vodka Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2020, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the period from Inception (July 8, 2020) to December 31, 2020 and December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 9, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

March 1, 2021
Los Angeles, California

Quri Vodka Inc.
BALANCE SHEET
(UNAUDITED)

As of December 31,		**2020**
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$	14,336
Total current assets		**14,336**
Total assets	**$**	**14,336**
LIABILITIES AND MEMBERS' EQUITY		
Current Liabilities:		
Accrued Interest		271
Shareholder loan		27,516
Total current liabilities		**27,788**
Total liabilities		**27,788**
SHAREHOLDERS' EQUITY		
Common Stock		80
Additional Paid In Capital		-
Retained earnings/(Accumulated Deficit)		(13,532)
Total Shareholders' equity		**(13,452)**
Total liabilities and shareholders' equity	**$**	**14,336**

See accompanying notes to financial statements.

Quri Vodka Inc.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For the period from Inception (July 8, 2020) to December 31,		**2020**
(USD $ in Dollars)		
Operating expenses		
General and administrative		7,539
Sales and marketing		5,722
Total operating expenses		13,261
Operating income/(loss)		(13,261)
Interest expense		(271)
Income/(Loss) before provision for income taxes		(13,532)
Provision/(Benefit) for income taxes		-
Net income/(Net Loss)	**$**	**(13,532)**

See accompanying notes to financial statements.

QURI VODKA INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

For Fiscal Year Ended December 31, 2020 and 2019

(USD $ in Dollars)

(In , $US)	Common Stock Shares	Common Stock Amount	Additional Paid In Capital	Accumulated Deficit	Total Shareholder' Equity
Balance—Inception (July 8, 2020)	-	-	-	-	-
Issuance of Founders' Shares	8,000,000	80	-		80
Net income/(loss)				(13,532)	(13,532)
Balance—December 31, 2020	**8,000,000**	**$ 80**	**$ -**	**$ (13,532)**	**$ (13,452)**

See accompanying notes to financial statements.

QURI VODKA INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For the period from Inception (July 8, 2020) to December 31,		2020
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$	(13,532)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Changes in operating assets and liabilities:		
Accrued Interest		271
Net cash provided/(used) by operating activities		**(13,261)**
CASH FLOW FROM INVESTING ACTIVITIES		
Net cash provided/(used) in investing activities		**-**
CASH FLOW FROM FINANCING ACTIVITIES		
Borrowing on Shareholder Loans		27,516
Issuance of Common Shares		80
Net cash provided/(used) by financing activities		**27,596**
Change in cash		14,336
Cash—beginning of year		-
Cash—end of year	**$**	**14,336**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$	271
Cash paid during the year for income taxes	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Quri Vodka Inc. was founded on July 8, 2020 in the state of Delware. The financial statements of Quri Vodka Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Berlin,MD.

Quri Vodka Inc. is the brand owner and promoter of Quri Vodka. Quri Vodka Inc. will be solely responsible for the marketing, promoting and developing sales of the product Quri Vodka.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2020, the Company's cash and cash equivalents do not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. The Company does not have any receivables as of December 31, 2020.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to glass bottles, tops, labels, labor, vodka product, and finished goods which are determined using an average method. The Company does not have any inventory as of December 31, 2020.

Income Taxes

Quri Vodka Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue From Contracts with Customers, when delivery of goods as delivery is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled their sole performance obligation.

Income is principally comprised of revenues earned by the Company as part of the sale of its vodka products. The Company does not have any sales for the year ended December 31, 2020.

Cost of sales

Costs of goods sold include the cost of bottles, tops, labels, vodka, cost of labor. The Company does not have any sales and thus cost of goods sold for the year ended December 31, 2020

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the period from inception to year ended December 31, 2020 amounted to $5,721, which is included in sales and marketing expense.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through March 1, 2021, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 25,000,000 shares of common shares with $0.00001 par value. As of December 31, 2020, 8,000,000 shares have been issued and are outstanding.

4. DEBT

Shareholder Loans

During the Company borrowed money from shareholder Jonathan Tourgee. The details of the loan from the owners are as follows:

					For the Year Ended December 31, 2020				
Debt Instrument Name	**Principal Amount**	**Interest Rate**	**Borrowing Period**	**Maturity Date**	**Interest Expense**	**Accrued Interest**	**Current Portion**	**Non-Current Portion**	**Total Indebtedness**
Shareholder Loan	$ 27,516	5.00%	Fiscal Year 2020	Not determined	271	271	27,516	-	27,516
									-
Total					**$ 271**	**$ 271**	**$ 27,516**	**$ -**	**$ 27,516**

Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current.

5. INCOME TAXES

The provision for income taxes for the year ended December 31, 2020 consists of the following:

Inception to Ended December 31,	**2020**
Net Operating Loss	$ (3,998)
Valuation Allowance	3,998
Net Provision for income tax	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2020 are as follows:

As of Year Ended December 31,		**2020**
Net Operating Loss	$	(3,998)
Valuation Allowance		3,998
Total Deferred Tax Asset	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2020 and December 31, 2019. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2020, the Company had federal cumulative net operating loss ("NOL") carryforwards of $13,462, and the Company had state net operating loss ("NOL") carryforwards of approximately $13,462. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2020, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2020, the Company had no accrued interest and penalties related to uncertain tax positions.

6. RELATED PARTY

During the Company borrowed money from shareholder Jonathan Tourgee. The details of the loans from the owners are as follows:

					For the Year Ended December 31, 2020				
Debt Instrument Name	**Principal Amount**	**Interest Rate**	**Borrowing Period**	**Maturity Date**	**Interest Expense**	**Accrued Interest**	**Current Portion**	**Non-Current Portion**	**Total Indebtedness**
Shareholder Loan	$ 27,516	5.00%	Fiscal Year 2020	Not determined	271	271	27,516	-	27,516
									-
Total					**$ 271**	**$ 271**	**$ 27,516**	**$ -**	**$ 27,516**

Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current.

7. COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company does not have any operating leases in place.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

8. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2020 through March 1, 2021 the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

9. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating income of $13,532, an operating cash flow loss of $13,261 and liquid assets in cash of $14,336, which less than a year worth of cash reserves as of December 31, 2020. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

QURI Vodka Inc.

Quinoa Peruvian Vodka, Explore Purity


QUINOA
Handcrafted
QUINOA PERUVIAN VODKA
QURI

Website | BERLIN, MD | FOOD & BEVERAGE

Quri is a U.S.-based, award-winning, quinoa premium vodka company with the mission of bettering the lives of people in the Andes. We source our quinoa directly from local farmers in Peru, and handcraft our vodka by cooking, fermenting, and distilling in 45-gallon micro-batches. Quri is the love of people, the love of the Andes and the love of really good vodka, and we cannot wait to share it with you and the rest of the world.

$148,337 raised

213 Investors	$2.5M Valuation
$0.25 Price per Share	$199.50 Min. Investment
Common Shares Offered	Equity Offering Type
$1.07M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview | Team | Terms | Updates 13 | Comments | Follow

Reasons to Invest

- Quri is in a class of its own—there are only two other quinoa-based vodkas in the world and every step in its process is unique to its competitors
- Vodka comprises 31% of the spirit market, totaling $6.6 billion in the U.S. alone
- Quri is winning awards at spirits competitions at both national and international levels


QUINOA
QUINOA
Handcrafted
QURI
QURI

Rewards

Get rewarded for investing more into QURI Vodka Inc.:

$200+
Investment
StartEngine Owner's Bonus
This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program, please see the Offering Summary section below.

$200+
Investment
$200+ Investment
5% lifetime investor discount

$400+
Investment
$400+ Investment
10% lifetime discount on Quri Vodka

$800+
Investment
$800+ Investment
15% lifetime discount on Quri Vodka**
Exclusive access to new product***

THE PROBLEM

We believe that too many vodkas are too similar to stand out.

Many craft vodkas market heavily on their use of local grain, but locality only goes so far when it comes to standing out in a crowded market. Most vodkas in the current market are based on spirits from just four ingredients: corn, rye, wheat, or potato.


Current Vodka brands in the market:
Same ingredients
Same mouthfeel
Same taste

Same ingredients, same mouthfeel, same taste.

We believe consumers spending $6.6 billion in the vodka market want to spend that money on something different. We believe that consumers want something better, and to believe in something as much as we believe in our product.


Consumers and their dollars deserve better.

THE SOLUTION

At the most fundamental level, Quri is unique.


QURI

$1,500+
Investment

$1,500+ Investment

Quinoa Vodka Virtual Mixology class with founder Jonathan and mixologist +15% lifetime discount on Quri Vodka** + Exclusive access to any new products***

$5,000+
Investment

$5,000+ Investment

5% bonus Shares + Beautiful gold mixology set including long mixology spoon, jigger, and cocktail shaker + Quinoa Vodka Virtual Mixology class with founder Jonathan and mixologist+ 15% lifetime discount on Quri Vodka** + Access to new products***

$10,000+
Investment

$10,000+ Investment

10% bonus shares + 15% lifetime discount on Quri Vodka** + Access to new product*** + Beautiful gold mixology set +Quinoa Vodka Virtual Mixology class with founder Jonathan and mixologist

$35,000+
Investment

$35,000+ Investment

20% bonus shares + 15% lifetime discount** on Quri Vodka + Access to new product*** + Beautiful gold mixology set + Quinoa Vodka Virtual Mixology class with founder Jonathan and mixologist

The spirit of QURI vodka is one of respect. Respect for the people and land that are responsible for producing the greatest quinoa in the world. And respect for the painstaking process of distilling fine premium spirits.


QURI

**This is Juancito. He and his family hand sow and harvest the quinoa that goes into every bottle of QURI vodka.*

The process of crafting QURI starts with the world's best quinoa, which we source from a Peruvian family farm located on Lake Titicaca and next to a dormant volcano. The quinoa is transported to our distillery where we initiate the process by milling, cooking, and mashing the grain.



1. We purchase quinoa directly from one family farm.



2. We mill the quinoa in our distillery.



3. We mash/cook in our 45 gallon mash-tun.



4. We ferment in our 45 gallon fermenters using ***5 different strains of yeast*** to create a robust flavor profile with a greater range of flavor complexity.



5. We distill in our 45 gallon stills ***3 times***. The first 2 times in a pot still configuration, and the 3rd in a vodka column which brings the distillation to 95% purity.



6. We proof our vodka with 1000's of year old Andean glacier water.



7

Over a series of 3 days we filter our vodka through volcanic stone found on an inactive volcano right behind the farm where we source our quinoa and activated carbon.

Then, in our special 45 gallon fermenters, we utilize 5 different types of yeast in our fermentation process. These yeast strains were hand selected to develop a more robust flavor profile; we believe we are the only distillery in the world to utilize this specific fermentation technique.

Once fermentation is complete, we slow distill a total of 3 times, twice in traditional copper pot configuration, which contributes to the end product's smooth finish, and once in a vodka column standing over 20 feet tall, which helps produce a purity of up to 96%.


QUINOA
QURI

In order to proof the vodka down to 40%, we add perhaps our second most important ingredient, glacier water sourced from the Andes. The final stage in our process is drip filtering the vodka over 3 days. This is done through two components: 1) an activated carbon taken from coconuts and used to purify drinking water and 2) volcanic stone sourced from the volcano located next to the aforementioned quinoa farm.

THE MARKET

Premium vodka has set the pace in the spirits industry for market growth

The U.S. spirits market is projected to grow [at least] 23.6% over the next 5 year period (Source). It totaled $90 billion in 2019 (Source).

More specifically, the vodka market generated $6.6 billion in the U.S. alone in 2019 (Source). The fastest-growing sector was premium vodka, with 2019 growth of more than 2.9% (Source). The global vodka market is forecast to reach $54.81 billion by 2024 (Source).


2019 U.S. Vodka Market
$6.6B
premium vodka sector
15%
CAGR
$1.6B
market value

Market research also shows that more consumers are seeking novel and little-known products that have a story and carry an emotional appeal. People also want to feel a sense of the raw materials and heritage of what they're consuming. They want to feel like they're having an exclusive, bespoke experience, considering a 15.3% growth rate over month during 2018 - 2019 for imported spirits (Source).


Global Vodka Market Growth
$235.7B
$107.74B
10.3%
CAGR 2020-2027
2019
2027

OUR TRACTION

Quri is ready to hit the nation's taste buds.

The distinct flavor of this premium quinoa vodka has already put it on the map with a gold medal win at the 2020 China Wine and Spirits Awards, the largest such competition in Hong Kong/China. Quri also won silver medals in USA Spirits Ratings, the 2020 New York International Spirits Competition and the 2020 Bartender Spirits Awards.


CWSA
Best Value
GOLD MEDAL
CHINA WINE & SPIRITS AWARDS
2020
2020
BARTENDER
SPIRITS AWARDS
SILVER
USA SPIRITS RATINGS
SILVER
2020

At the New York International Spirits Competition, we also won Peruvian Distillery of the Year.

THE BUSINESS MODEL

Quri will build its reputation and client base through digital marketing and social media.

We'll hit the market running with digital marketing and retail sales through online channels, including our website and other online retailers.

Because Quri is a high-quality product with a sleek bottle design at a reasonable price of $27.50 per bottle, we believe our targeted ads on social media will draw in many interested consumers. Our objective at the moment is to drive traffic to our brand website and acquire leads for future direct marketing initiatives.


QUINOA
Handcrafted
QUINOA PERUVIAN VODKA
QURI
180 Liter
Micro-batches
75 cl
40% Vol

Price Per Bottle

$27.50

Our distribution sales efforts will begin with retailers and bars/restaurants in South Florida. Once we've built our reputation and gained a foothold there, we intend to expand our efforts nationally through a dedicated sales team by 2022. At this time, we'll also pursue various international online retailers.

By 2024, we hope to have our product on shelves in major grocery retailers and outlets. Our goal is to sell 25,000 cases annually.

- **2021** — D2C Sales
- **2022-2023** — Regional Distribution
  - retail stores
  - on-trade market locations
    - bars, restaurants, ect.
- **2022-2023** — Online Global Distribution
- **2024** — National Distribution
  - national grocery stores
  - national outlet stores

Note: These are projected goals, actual results may differ and are not guaranteed

OUR LEADERSHIP

We are driven by expertise and passion.

Founder and CEO Jonathan Tourgee knows how to launch a liquor brand. He has already successfully launched two brands with national distribution in Peru: Tourgee Gin and Indie Spirit, a ready-to-drink cocktail brand. Jonathan created the Quri recipe from scratch in his own kitchen, and he's dedicated to bringing Quri's story to consumers across the globe.

Prior to launching Quri Vodka, Jonathan had professional experience in Chemical Engineering, with a focus in BioChemical Engineering. He has extensive experience consulting for top fortune 500 companies designing, engineering, and managing major projects.



Chief Financial Officer, Courtney Myers excels at brewery and distillery growth strategy. Courtney was formerly the director of operations at Small Batch Standard, a national brewery and distillery consulting firm, before moving into his current role as a successful financial consultant. During his time there, he worked with several operating breweries and distilleries in sales forecasting, budgeting, accounting, and financial advising.



WHAT WE DO

We sell more than just vodka. We sell a story.

Supporting the communities we live in and work with is important to us at Quri, and we believe this work will help us reach and resonate with socially-conscious consumers.

Quri translates to gold in the ancient Incan language, Quechua. The Incans referred to quinoa as the golden grain, due to its color and rich nutritional value. Our bottle design and packaging are inspired by these cultural influences.



Quri is also dedicated to helping the communities of the Andes. It has pledged to donate 5% of its profits to Peruvian Hearts, a non-profit organization that helps young women in the Andes gain access to quality education.


Peruvian Hearts
our home

5%

of profits are pledged to Peruvian Hearts

HOW WE ARE DIFFERENT

We are deeply invested in the communities connected to our product.

Quri is one of only three quinoa-based vodkas in the world. From quinoa chocolate to quinoa chips, people love this grain for its taste, health benefits and gluten-free appeal. Quri capitalizes on that devotion by offering a vodka with a distinct taste and mouthfeel.


QUINOA
QUINOA
QURI
QURI
Quri Negro
Quri Blanco

In addition to our unique spirit source and discernible taste and mouthfeel, we believe Quri is a socially conscious brand people will be excited to associate themselves with. We work directly with farmers in the Cajamarca and Puno regions of Peru, supplying us with high-quality grains and ensuring fair pay for the people who are so vital to our product.



Our distilling process is highly unique in comparison to other vodkas; distillation processes. We process our batches in 45-gallon fermenters, the smallest batch process you will find in a commercial distillery. Smaller batches allow for better control and the ability to ensure every drop is perfect.

WHY INVEST

You can be part of our story, too.

We are offering a product that we believe is one-of-a-kind from beginning to end. Our product and origin story is tied to our deep connection with our community. Ultimately we believe our final product offers a different experience for consumers than any other vodka out there.

In an expanding market, we are a premium spirit with ancient roots. Join us in our journey to bring our product from the ancient soil of Peru to glasses worldwide.


Handcrafted
QUINOA PERUVIAN VODKA
QURI

In the Press

SHOW MORE

Meet Our Team



Jonathan Tourgee

CEO, Founder

Jonathan Tourgee is an American, Chemical Engineer, EIT and founder of Boozios Liquors SAC, located in Lima Perú. He has worked building and growing Boozios Liquors SAC for over 3 years. He currently has three brands which he has launched and developed to the level of Peruvian national distribution; QURI Vodka (www.qurivodka.com), Tourgee Gin (https://tourgeegin.com) and Indie Spirit a bottled cocktail brand (https://indiespirit.pe/).

Before starting Boozios Liquors SAC, Jonathan Tourgee worked 3 years as a chemical engineer at TAI Engineering and 1 year at GAF Materials Inc. After a successful career as a chemical engineering consultant helping many Fortune 500 chemical companies develop and implement new projects (e.g. Chevron, Ecolabs, BP, Phillip Conoco and many more) Jonathan Tourgee now manages and operates Boozios Liquors SAC's, production from grain to glass, sales, marketing, and business development.



Courtney Myers

Chief Financial Officer

Courtney Myers is a CPA. He has worked as a financial consultant in the brewery and distillery industry for the past four years. Before working as a free-lance consultant, he was the director of operations at Small Batch Standard (a national brewery and distillery consulting firm). Previous to consulting he worked as an internal auditor and VP of operations at Emporia State Federal CU. Courtney excels at brewery and distillery growth strategy, bookkeeping, financial modeling, and sales forecasting particularly in the beer and spirits industry.

Courtney assists the company in his role on a contract basis.



Tyler Crowe

Advisory Board

Tyler Crowe is a research analyst for The Motley Fool, a leading investor service and financial media company. For the past decade, Tyler has provided deep market research and company analysis for numerous services and publications to help investors make better decisions. He plans to bring those learnings and research skills to advise the Quri team on marketing, strategy, and finance.

Tyler holds an MBA from Collège des Ingénieurs in Paris, an M.S. and B.S. in Civil Engineering, and a B.A. in Foreign Affairs from the University of New Hampshire.



Ryan Schemmel

Advisory Board

Chief Business Development Officer, Corsair Distillery (Nashville, TN).

Mr. Schemmel has 20 years of experience in the spirits industry across multiple functions. He began his spirits career at Diageo in a financial planning role, moving quickly into international marketing finance and strategy for the company's vodka and rum portfolios. He then spent 5 years at William Grant and Sons helping to build their field finance function as well as managing commercial strategy for Stolichnaya Vodka before moving to Edrington Americas to run the Southern US Business unit for 5 years. Most recently he has been instrumental in revamping Corsair Distillery's RTM, portfolio strategy and packaging/look and feel.

Offering Summary

Company :	Quri Vodka Inc.
Corporate Address :	11321 NEWPORT BAY DR, BERLIN, MD 21811
Offering Minimum :	$10,000.00
Offering Maximum :	$1,070,000.0
Minimum Investment Amount (per investor) :	$199.50

Terms

Offering Type	:	Equity
Security Name	:	Common Stock
Minimum Number of Shares Offered	:	40,000
Maximum Number of Shares Offered	:	427,999
Price per Share	:	$0.25
Pre-Money Valuation	:	$2,500,000.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Company Perks*

Time-Based:

Friends and Family Early Birds

Invest within the first 48 hours and receive an additional 20% bonus shares

Super Early Bird Bonus

Invest within the first week and receive an additional 15% bonus shares

Early Bird Bonus

Invest within the first two weeks and receive an additional 10% bonus shares

Amount-Based:

$200 - $399.75

5% lifetime investor discount

$400 - $799.75

10% lifetime discount on Quri Vodka

$800 - $1,499.75

15% lifetime discount on Quri Vodka**

Exclusive access to new product***

$1,500 - $4,999.75

Quinoa Vodka Virtual Mixology class with founder Jonathan and mixologist +15% lifetime discount on Quri Vodka** + Exclusive access to any new products***

$5,000 - $9,999.75

5% bonus Shares + Beautiful gold mixology set including long mixology spoon, jigger, and cocktail shaker + Quinoa Vodka Virtual Mixology class with founder Jonathan and mixologist+ 15% lifetime discount on Quri Vodka** + Exclusive access to new product***

$10,000 - $34,999.75

10% bonus shares + 15% lifetime discount on Quri Vodka** + Exclusive access to new product*** + Beautiful gold mixology set including long mixology spoon, jigger, and cocktail shaker +Quinoa Vodka Virtual Mixology class with founder Jonathan and mixologist

$35,000+

20% bonus shares + 15% lifetime discount** on Quri Vodka + Exclusive access to new product*** + Beautiful gold mixology set including long mixology spoon, jigger, and cocktail shaker + Quinoa Vodka Virtual Mixology class with founder Jonathan and mixologist

*All perks occur when the offering is completed.

**Discount applies only to online orders directly from Quri website, and only for personal consumption, not for distribution.

***When and if Quri Vodka launches new products and flavors of vodka, investor will have exclusive access up to one month prior to release to the general public.

The 10% StartEngine Owners' Bonus

Quri Vodka will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of common stock at $0.25/ share, you will receive 110 shares of common stock, meaning you'll own 110 shares for $25. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Watch Part I of the Quri Vodka Origin Story! Sneak Peak: its a Love ❤ Story

1 hour ago


Love, Vodka, and Peru
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Hey Quri Community, 👋

I often get asked how I landed in Peru, and how I came up with the idea for Quri Vodka.

People are actually shocked when I tell them it actually all started during the 2014 World Cup in Brazil...

Let me explain. 👇

Cheers,

Jonathan Tourgee

Founder, CEO

Quri Vodka

Taste the quinoa 🌾 Taste Perú 🇵🇪

PS: Part II of Quri's Origin story coming your way shortly!

E-Comm Store Preview

3 days ago


Quri Vodka- E-Comm Store Preview
Watch later
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QURI
Watch on YouTube

Quri Community 👋

I've received a few questions from investors about our ecommerce site, so I thought I would screen share and give you a quick sneak peak of our online store.

Check out the video and if you have questions please drop them in the comments section of our StartEngine page!

Cheers,

Jonathan Tourgee

Founder, CEO

Quri Vodka

Taste the quinoa 🌾 Taste Perú 🇵🇪

Miss last week's investor Q&A webinar?

7 days ago


Q&A with Founder and Investors- July 16, ...
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Miss last week's investor Q&A webinar?

No worries!

Watch the Q&A in the video or read our blog post. 👆

Hopefully I answered your major questions, but if you have more, please leave them in the discussion questions of our raise page.

I'll get back to you ASAP!

Warmly,

Jonathan Tourgee

CEO, Founder

Quri Vodka

Taste the quinoa 🌾 Taste Perú 🇵🇪

Our cases and tamper seals are in!

10 days ago

Our Cases and Tamper Seals are in!


Cases and Tamper Seals are IN!
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Big news!

Our cases and tamper seals are in!

We are stoked on the design and quality of both, and we hope you do too! It's exciting to see the Quri product come to life.

You can check them out in my quick video update above!

Feedback? We'd love to hear your thoughts in the discussion section!

Cheers,

Jonathan Tourgee

Founder, CEO

Quri Vodka

Taste the quinoa 🌾 Taste Perú 🇵🇪

Notice of Funds Disbursement

11 days ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, QURI Vodka Inc. has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in QURI Vodka Inc. be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Join Quri's Exclusive Investor Webinar on 7/16 at 1:30 PM PST!

18 days ago

Hi Quri Community 👋

I wanted to reach out to personally invite you to an exclusive investor webinar Quri Vodka is hosting this Friday 7/16 at 1:30 PM PST!

In the webinar, I will be giving updates and answering questions about Quri Vodka and our investment opportunity on StartEngine as a whole!

As a token of our gratitude, I want our one hour conversation to be an opportunity for your investment questions to be answered, and to learn more about how we plan to bring one of the only quinoa vodkas to market at speed.

Save the date, and sign up here! You don't want to miss this one.

Cheers,

Jonathan Tourgee

Founder, CEO

Quri Vodka

Advisory Board

22 days ago

Top Financial Research Analyst Joins the Advisory Board



We're excited to present to you our newest Advisory Board member and investor, Tyler Crowe. Tyler is a research analyst for The Motley Fool, a leading investor service and financial media company. For the past decade, Tyler has provided deep market research and company analysis for numerous services and publications to help investors make better decisions. He plans to bring those learnings and research skills to advise the Quri team on marketing, strategy, and finance.

Tyler holds an MBA from Collège des Ingénieurs in Paris, an M.S. and B.S. in Civil Engineering, and a B.A. in Foreign Affairs from the University of New Hampshire."

June 29, 2021

about 1 month ago

Bottles Are On Their Way


Investor Update June 29, 2021
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*Not much a photo, but our supplier sent us this shot of our bottles leaving their factory.

Well on our Way

4 months ago


Well on our Way
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Progress Summary

- We have redesigned the Tamper Seal. It contains gold foil, high build varnish and a beautiful new design. We are really excited, it looks really good. We will get photos to you as soon as we get the first samples.
- We have been approved for our COLA (certificate of Label Approval) from the TTB. So we are registered and ready to go with the US government and alcohol regulating authorities.
- Our contract with our importer/distributor is officially signed and we are all set up and ready to take on sales.
- We will be launching in south California. This decision was made because CA has lower excise taxes which will give us a bump in our gross margin. Also we believe the demographics of south California are a better fit for the Quri brand.
- Bottles for the first shipment have been ordered. The glass is complete and the decoration is being completed as I type and should be finished in the next week or so.
- We are 1-2 days away from signing up with our E-commerce platform of choice. This will allow us to immediately enter 40 states. Through the e-commerce channel we can legal deliver to and serve 40 US states. We can also very specifically target ideal and interested clients using Facebook's, instagram's and Google's AI.
- Let anyone you think may be interested in a Quinoa Peruvian vodka know about QURI both for investment and future clients.

As always if you have any; comments, questions, concerns or ideas, comment below on the Startengine Campaign page. You can also email me, my email is on our website www.qurivodka.com and below in a previous update.

Notice of Material Change in Offering

4 months ago

[The following is an automated notice from the StartEngine team].

Hello! Recently, a change was made to the QURI Vodka Inc. offering. Here's an excerpt describing the specifics of the change:

Issuer is increasing the offering maximum, adding new financial statements, and extending the length of their campaign by 90 days.

When live offerings undergo changes like these on StartEngine, the SEC requires that certain investments be reconfirmed. If your investment requires reconfirmation, you will be contacted by StartEngine via email with further instructions.

SHOW MORE UPDATES

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Jerry E. 11 INVESTMENTS 10 days ago Pinned by Company

The Cases and Tamper Seals look very nice.

13 View 1 reply

Ashutosh G. 20 INVESTMENTS 5 months ago

I understand you are raising the funds to launch your product into market but surprised to see how 107K will help as it is small amount. First I thought I read it wrong but I was wrong. Can you please help me in understanding how small amount will help in launching your products across US

14

Jason K. 1 INVESTMENT 22 days ago

If you are already hitting the US shelves in mid-July and here it is July 8th, how do I get exclusive access to your new product and I'm still waiting on that 15% lifetime discount code! Thanks, Jason

13 View 1 reply

Elizabeth M. 5 INVESTMENTS a month ago

Super exciting, glad that the bottles have been shipped, I know it's a long process and I'm excited, I can't wait to see them on the shelves!

13 View 2 replies

Jason K. 1 INVESTMENT a month ago

Jonathan that is great news that Quri will be launching in July! I have yet to receive my 15% lifetime discount code and have received no e-mails about receiving exclusive access to your Peruvian vodka! Would like to know if this was just a gimmick to get my money or if this is a valid claim on your behalf? It has been over 3 months since I invested and all I've received as a benefit is my money taken. Would like to believe in your company that it has some validation to it. This is my first investment with this website so I am not quite sure on how everything works out

13 View 1 reply

JOHNATHAN B. 9 INVESTMENTS 2 months ago

Is there any update on the availability of Quri vodka? The last update from 2 months ago said 1-2 days away from signing with an ecommerce platform.

13 View 1 reply

Jason K. 1 INVESTMENT 5 months ago

I am not getting any updates. I invested almost a month ago and have only received one e-mail from Start Engine. What the CEO said " We are planning to launch Quri vodka in March and updates will certainly be sent out to keep everyone aware of our progress" seems to be a tall tale and far fetched

13 View 1 reply

Alphonse M. 3 INVESTMENTS 7 months ago

The product doesn't appear to be on your website for sale. When and where will the product be available for purchase? Thanks

13 View 1 reply

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

The spirit of QURI vodka is the spirit of respect. Respect for the people and land that are responsible for producing the greatest quinoa in the world. Respect for those who will enjoy our fine premium spirit.

My name is Jonathan Tourgee and I am the proud founder of Quri Vodka.

The process of handcrafting QURI vodka starts with the world's best quinoa, which we source from one Peruvian family farm nestled High in the Andes of South America.

Working directly with one family farm, we assure only the highest quality quinoa is used and that the farmers get fair pay for the dedication of time and love that they put into growing this ancient crop.

Everything that we do at Quri vodka is about respect. We painstakingly handcraft our vodka in micro-batches of 45 gallons. We use 5 different types of yeast during fermentation, we slow-distill three times, and we use ancient water from the Andean Glaciers filtered through volcanic stone as old as time. We ensure every drop that enters our bottle is perfection. We do it this way not because it is easy, but because doing it any other way would not honor those who say with pride that Quri Vodka is their vodka.

It is this deep and rich culture that makes it our passion and duty to use the gifts of Pachamama, mother earth to create a product that is produced of the Highest Quality in a Socially and Environmentally responsible way.

We pledge that 5% of the profits of every bottle sold will go to helping educate the children of Pachamama in the Andean Mountains.

While we may enjoy Quri Vodka in the present, we never forget who we are and where we are going. We hope someday you will also call Quri Vodka your vodka.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 7-13% (seven to thirteen percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities beingoffered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.